Exhibit 99.8

Consent of Independent Registered Public Accounting Firm
We consent to the use of our reports dated February 10, 2016 relating to the consolidated financial statements of ARC Resources Ltd. and subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2015.
/s/ Deloitte LLP
Chartered Professional Accountants, Chartered Accountants
Calgary, Canada
March 16, 2016